SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K/A

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from to

Commission file number: 1-4850

A. Full title of plan and the address of the plan, if different from that of the issuer named below: Computer Sciences Corporation Matched Asset Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Computer Sciences Corporation
3170 Fairview Park Drive
Falls Church, Virginia 22042

COMPUTER SCIENCES CORPORATION
INDEX TO FORM 11-K/A

TABLE OF CONTENTS

PAGE

Explanatory Note	3

Exhibit Index	5

Explanatory Note:

This Form 11-K/A is being filed as an amendment to the Annual Report on Form 11-K filed by the Registrant on June 24, 2013. This amendment is solely to file the correct Consent of the Independent Registered Public Accounting Firm which was issued on June 21, 2013.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the Computer Sciences Corporation Employee Benefits Fiduciary Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Computer Sciences Corporation
MATCHED ASSET PLAN

Date: June 25, 2013	By:	/s/ Thomas R Colan
Thomas R. Colan, Vice President, Controller and Principal Accounting Officer
Member, CSC Employee Benefits Fiduciary Committee

INDEX TO EXHIBITS

Exhibit Number and Description

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm

5